

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 15, 2011

Via E-mail
Robert B. McIntosh
Executive Vice President, General Counsel and Secretary
Rock-Tenn Company
504 Thrasher Street
Norcross, Georgia 30071

Re: **Rock-Tenn Company**
        Amendment No. 1 to Registration Statement on Form S-4
        Filed March 31, 2011
        File No. 333-172432

Dear Mr. McIntosh:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4

Risk Factors, page 28

1. We partially reissue comment nine of our letter dated March 24, 2011. Please provide information on the current status of the PBGC's review of the information you have provided them, as referenced in the first paragraph of page 33. To the extent such information is unavailable to you, please revise this risk factor to clarify the uncertainty of the timing of the PBGC's possible actions.

The Merger, page 39

2. We reissue comment 17 of our letter dated March 24, 2011. Please advise us of which particular meetings you are referring to in the fourth bullet point on page 53 or revise your disclosure under The Merger to clearly disclose which meetings involved discussions between Wells Fargo Securities and Smurfit-Stone's senior management.

3. We note your response to comment 19 of our letter dated March 24, 2011. You indicate that Smurfit-Stone had negotiated with several companies, "including, in some cases, entering into confidentiality agreements and substantive discussions with, and providing non-public due diligence materials to, such parties." Although you also state that none of these third parties was willing to proceed with a transaction, it is unclear if there were any deal terms discussed and, if so, why Smurfit-Stone would not consider those as "other alternative[s]," in addition to the proposal received from Party A. Please advise.

Opinion of Financial Advisor to the RockTenn Board of Directors, page 52

4. We reissue comment 20 of our letter dated March 24, 2011. We note your revised disclosure in the first paragraph of page 55. It is unclear to us if and how Wells Fargo Securities' came to a fairness conclusion without considering whether the results of the individual analyses described in this section contributed to such ultimate conclusion positively, negatively or neutrally.

5. Please revise the second paragraph on page 52 to disclose when RockTenn engaged Wells Fargo as its financial advisor.

6. We note your revisions in the second sentence of the penultimate paragraph of page 58 and the third paragraph of page 60, both in response to comment 22 of our letter dated March 24, 2011. Please provide additional disclosure on why Wells Fargo chose the multiples 5.0x-6.0x rather than the full range of EV/2011 EBITDA multiples derived from the comparable public companies analyses described. For example, it is unclear why the selected multiple was the same in both analyses despite being derived from different ranges of EV/2011 EBITDA multiples.

7. We note your revised disclosure in the penultimate paragraph of page 58, which now attributes the discount rates used to a calculation of the weighted average cost of capital of the companies contained in the comparable public companies analysis, rather than that of Smurfit-Stone alone. Please provide additional disclosure on the reasoning behind this approach.

8. We note your revised disclosure in the first paragraph under Selected Transactions Analysis on page 56 in response to comment 24 of our letter dated March 24, 2011. Please provide additional detail on how you determined the transactions to include in this

analysis. For example, we note that you have not included several transactions seemingly involving paper and packaging companies announced since February 2000. In this regard also disclose any transactions that met your selection criteria that were excluded and the reasons for their exclusion.

9. We reissue comment 28 of our letter dated March 24, 2011. Your supplemental response does not appear to address the portion of our comment concerning the referenced lists' indication that RockTenn and Smurfit-Stone are comparable companies. Furthermore, please revise your disclosure to include the information provided in your supplemental response.

Opinion of Financial Advisor to the Smurfit-Stone Board of Directors, page 61

10. We partially reissue comments 22 and 35 of our letter dated March 24, 2011. Please provide more detailed disclosure on how Lazard determined the multiples or ranges of multiples it would use. In particular, when the chosen multiple range differs from the range from which it was derived, please describe the reasons for this difference.

11. Without limiting the scope of our comment above, we note Lazard's use of 2010 EBITDA trading multiples for selected comparable companies in the first paragraph of page 65 and the last paragraph of page 69. Please clarify why 2010 trading multiples were used rather than 2011, which appear to be the focus of the comparable companies analyses. Furthermore, clarify why the range of multiples actually selected differs from the range of 2010 EBITDA trading multiples in both cases and why the different medians for these different 2010 EBITDA trading multiple ranges do not seem to affect the range of terminal value multiples selected.

12. We reissue comment 32 of our letter dated March 24, 2011. We note your disclosure on page 44 that "Lazard provided a financial analysis of each of the two companies, and a valuation analysis of Smurfit-Stone." Please reconcile this statement with your statement in the last paragraph of page 62 that "Lazard did not conduct any independent valuation or appraisal concerning the fair value of Smurfit-Stone or RockTenn."

13. We partially reissue comment 37 of our letter dated March 24, 2011. Please also revise to clarify the period of time associated with the per share target prices. For example, if the targets utilized were yearly targets, please clarify.

14. We reissue comment 38 of our letter dated March 24, 2011. Please provide a list of the transactions used in Lazard's premiums paid analysis. You may incorporate such list through a cross-reference to an attachment that would be delivered as part of the joint proxy statement/prospectus.

15. We note your responses to comments two and 45 of our letter dated March 24, 2011 and the revised disclosure on page 86 regarding instances when "proxies would be

resolicited." Please advise us if shareholders would be resolicited in the event an adjustment is required as described in the first risk factor on page 29. Also, with respect to the reference on page 86 to "a material and adverse change," advise us of what you mean by a material change that would not be adverse, and explain who would make the determination and what factors would be considered in making it.

Description of Capital Stock of RockTenn, page 137
Authorized Capital Stock, page 137

16. We note that the description of your authorized capital stock in this section does not discuss the Class B Common Stock apparently authorized in your articles of incorporation, as amended on February 10, 1994 and February 2, 1995. Please revise or advise.

Exhibits

17. You do not appear to have filed or incorporated by reference the amendment to your articles of incorporation effective February 10, 1994. Please revise or advise.

Smurfit-Stone's Form 10-K/A Filed March 29, 2011

18. Please amend the Form 10-K to provide all of the signatures required by General Instruction D of Form 10-K.

19. In the amended Form 10-K please provide new Section 302 and 906 certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Shehzad Niazi at (202) 551-3121 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director